FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                     PURSUANT TO SECTION 12(b) OR (g) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


                         UNITED STATES EXPLORATION, INC.
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             (Exact name of registrant as specified in its charter)


              COLORADO                                   84-1120323
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)


1560 BROADWAY, SUITE 1900, DENVER, COLORADO                                80202
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(Address of principal executive offices)                              (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                  Name of each exchange on which
         to be so registered                  each class is to be registered

Common Stock, $.0001 par value per share         American Stock Exchange
----------------------------------------         -----------------------

If this Form relates to the registration of a class of securities pursuant to 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates ________________ (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of class)





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Item 1. Description of Securities to be Registered.

     Common Stock

               The Articles of Incorporation of the Company authorize issuance of a maximum of 500,000,000 Common Shares, par value $.0001 per share. Each Common Share is entitled to one vote at all meetings of shareholders. There are no preemptive rights to purchase any additional Common Shares. Cumulative voting is not allowed in the election of directors. Subject to the rights of any outstanding Preferred Stock, holders of Common Stock are entitled to received dividends if and when declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, holders of Common Shares will be entitled to receive on a pro rata basis all assets of the Company remaining after satisfaction of all liabilities and all liquidation preferences, if any, granted to holders of the Company's Preferred Shares.

               All of the Company's issued and outstanding Common Shares are fully paid and non-assessable and are not subject to any future call. As of the date of filing this Registration Statement, the Company had outstanding an aggregate of 8,764,358 Common Shares.

     Preferred Stock

               The Articles of Incorporation of the Company authorize issuance of a maximum of 100,000,000 Preferred Shares, par value $.01 per share. The Board of Directors, without the approval of the holders of Common Stock, is authorized to divide the class of Preferred Shares into series and to fix and determine the relative rights and preferences of the shares of any such series to the full extent permitted by the laws of the State of Colorado. Issuance of Preferred Stock may adversely affect the rights, privileges and preferences afforded the holders of Common Stock, including a decrease in the amount available for distribution to the holders of the Common Stock in the event of liquidation or the payment of dividends. Issuance of Preferred Stock may also have the effect of preventing or delaying a change in control of the Company.

               The only series of Preferred stock currently in existence is Series "C" Preferred Stock ("Series "C" Preferred Stock"), which consists of 4,000,000 shares. Holders of the Series "C" Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors, out of funds at the time legally available therefor, cash dividends at the annual rate of 8% (equal to $0.48 per share annually) payable quarterly in arrears. No dividend or distribution may be declared, paid or set apart for payment on the Common Shares or any other stock ranking junior to the Series "C" Preferred Stock, nor may any shares of stock ranking junior to the Series "C" Preferred Stock be purchased, redeemed or acquired by the Company unless all accrued and unpaid dividends on the Series "C" Preferred Stock have been paid or declared and set apart for payment.



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



               In the event of any liquidation, dissolution or winding up of the Company, holders of Series "C" Preferred Stock are entitled to receive out of the assets of the Company available for distribution to shareholders, $6.00 per share plus an amount equal to any accrued or unpaid dividends to the payment date, and no more, before any payment or distribution is made to the holders of the Common Shares. After payment in full of the liquidation preference of the shares of Series "C" Preferred Stock, the holders will not be entitled to any further participation in any distribution of assets by the Company. Neither a consolidation, merger or other business combination of the Company nor a sale, lease or exchange or transfer of all or part of the Company's assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of the Company.

               The holders of the Series "C" Preferred Stock have no voting rights except as described below or as required by law.

               Whenever dividends on the Series "C" Preferred Stock have not been paid in an amount equal to at least six quarterly dividends (whether or not consecutive), the number of directors of the Company will be increased by two, and the holders of Series "C" Preferred Stock, voting separately as a class, will be entitled to elect two additional directors to the Board of Directors at any meeting of shareholders of the Company, at which directors are to be elected and which is held during the period such dividends remain in arrears. Such voting rights will terminate when all such dividends in default have been paid in full or declared and set apart for payment. The term of office of all directors so elected will terminate immediately upon such payment or setting apart for payment.

               So long as any Series "C" Preferred Stock is outstanding, the Company shall not, without the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of Series "C" Preferred Stock, voting separately as a class, (i) amend, alter or repeal any provision of the Articles or the Bylaws of the Company so as to adversely effect the relative rights, preferences, qualifications, limitations or restrictions of the Series "C" Preferred Stock, (ii) authorize or issue, or increase the authorized number of shares of any additional class or series of stock, or any security convertible into stock of such class or series, ranking senior to the Series "C" Preferred Stock as to dividends or upon liquidation, dissolution or winding up of the Company or (iii) effect any reclassification of the Series "C" Preferred Stock. Neither shall the Company, without the affirmative vote of at least 50% of all outstanding shares of Series "C" Preferred Stock, voting as a class, authorize, issue or increase the authorized number of shares of any additional class or series of stock, or any security convertible to stock of such class or series, ranking on a parity with the Series "C" Preferred Stock as to dividends, liquidation or having superior voting rights or incur indebtedness or authorize or issue, or increase the authorized amount of, any additional class or series of stock ranking on a parity with the Series "C" Preferred Stock as to dividend or liquidation rights, if the adjusted shareholder's equity of the Company is less than the aggregate liquidation preference of all Series "C" Preferred Stock.

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



               The Series "C" Preferred Stock is redeemable for cash, in whole or in part, at any time or from time to time, at the option of the Company, at $6.00 per share, plus any accrued or unpaid dividends, whether or not declared. The Series "C" Preferred Stock is convertible into Common Shares at the election of the holder at a rate, subject to adjustment, of two shares of Common Stock for each share of Series "C" Preferred Stock. In connection with any conversion, all accrued and declared dividends through the end of the calendar quarter in which the conversion is effected will be paid to the converting holder in Common Shares, with any fractional Common Shares payable in cash.

Item 2. Exhibits.

          The following Exhibits are filed with the copies of this Registration Statement filed with the American Stock Exchange, but are not filed with or incorporated by reference in the copies hereof filed with the
          Commission:

          Exhibit No.
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          1.1  Articles  of  Incorporation  of the  Company  as  filed  with the
               Colorado Secretary of State on January 9, 1990 and as amended on June 7, 1990, July 18, 1994 and September 24, 1996.

          1.2  Bylaws of the Company.

          1.3 Specimen Certificate for Common Stock, $.0001 par value per share.

          1.4 Annual Report of the Company on Form 10-KSB for the year ended March 31, 1997.

          1.5 Quarterly Report of the Company on Form 10-QSB for the quarter ended June 30, 1997.



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


                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                    UNITED STATES EXPLORATION, INC.





Date:   October 17, 1997            By:  /s/ Bruce D. Benson
     -------------------------      --------------------------------------------
                                    Chairman and Chief Executive Officer














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